EXHIBIT 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(Expressed in Canadian Dollars)
(Unaudited)

1600 – 570 Granville Street
Vancouver, BC V6C 3P1

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Expressed in Canadian Dollars)

	Note	June 30, 2014	December 31, 2013

ASSETS

Current assets
Cash and cash equivalents		$19,738,943	$11,575,090
Receivables and other		10,925,057	8,029,053
		30,664,000	19,604,143
Non-current assets
Restricted cash	3	1,231,000	1,208,000
Property, plant and equipment		7,963,036	8,658,520
Mineral interests	3	709,284,399	696,790,071
		718,478,435	706,656,591

Total Assets		$749,142,435	$726,260,734

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$7,019,807	$8,385,603
Flow-through premium		953,321	-
		7,973,128	8,385,603
Non-current liabilities
Decommissioning and restoration provision		1,918,425	1,900,013
Deferred income tax		18,385,068	17,936,121
Total liabilities		28,276,621	28,221,737

EQUITY

Share capital	4	732,327,553	707,547,196
Share based payment reserve	4	57,549,848	53,820,248
Deficit		(69,011,587)	(63,328,447)
Total equity		720,865,814	698,038,997

Total Equity and Liabilities		$749,142,435	$726,260,734

Contingencies 6
Subsequent event 7

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 8, 2014.

On behalf of the Board:
‘Ross A. Mitchell’	‘C. Noel Dunn’
Ross A. Mitchell (Chairman of Audit Committee)	C. Noel Dunn (Director)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited – Expressed in Canadian Dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2014	2013	2014	2013

EXPENSES

Amortization		$19,293	$15,931	$33,903	$34,827
Consulting		26,701	10,000	42,424	22,250
General and administrative		296,908	199,048	554,208	409,985
Insurance		87,054	79,099	178,538	153,725
Investor relations		252,005	271,919	508,557	493,321
Listing and filing fees		35,997	218,034	238,199	483,210
Professional fees		570,537	115,287	1,061,348	190,641
Salaries		364,212	336,061	753,136	696,582
Share-based compensation	4	1,050,614	1,539,870	1,906,348	3,244,562
Travel and accommodation		23,032	55,675	52,970	105,678

Loss before other items		2,726,353	2,840,924	5,329,631	5,834,781

OTHER ITEMS

Accretion of decommissioning and restoration provision		8,684	7,737	17,363	13,659
Foreign exchange		221,650	-	221,650	-
Interest income		(26,728)	(152,461)	(63,902)	(238,251)

Loss before taxes		2,929,959	2,969,200	5,504,742	5,610,189

Deferred income tax expense		376,185	1,559,545	178,398	3,376,636

Net loss and comprehensive loss for the period		$3,306,144	$4,255,745	$5,683,140	$8,986,825
Basic and diluted loss per common share		$0.03	$0.04	$0.05	$0.09
Weighted average number of common shares outstanding		108,476,377	100,605,005	107,178,086	100,086,036

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Expressed in Canadian Dollars)

		Six months ended June 30,
	Note	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period		$(5,683,140)	$(8,986,825)
Items not affecting cash:
Accretion of decommissioning and restoration provision		17,363	13,659
Amortization		33,903	34,827
Deferred income tax expense		178,398	3,376,636
Share-based compensation	4	1,906,348	3,244,562
Change in non-cash working capital items:
Receivables and other		(173,634)	102,056
Accounts payable and accrued liabilities		388,314	(786,143)

Net cash used in operating activities		(3,332,448)	(3,001,228)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued, net	4	26,004,227	59,483,712

Net cash generated by financing activities		26,004,227	59,483,712

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral interests	3	(23,022,041)	(49,015,284)
Mineral recoveries	3	8,719,690	-
Purchase of property, plant and equipment		(182,575)	(3,077,524)
Restricted cash	3	(23,000)	(69,000)

Net cash used in investing activities		(14,507,926)	(52,161,808)

Change in cash and cash equivalents for the period		8,163,853	4,320,676

Cash and cash equivalents, beginning of period		11,575,090	28,991,606

Cash and cash equivalents, end of period		$19,738,943	$33,312,282

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
 (Unaudited – Expressed in Canadian Dollars)

	Note	Number of shares	Amount	Share-based payments reserve	Deficit	Total
Balance – December 31, 2012		94,827,636	$623,469,609	$44,529,084	$(46,744,761)	$621,253,932
Shares issued under flow-through agreement		1,648,550	19,337,492	-	-	19,337,492
Shares issued under private placement		5,780,346	40,000,000	-	-	40,000,000
Share issue costs		-	(1,517,198)	-	-	(1,517,198)
Deferred income tax on share issuance costs		-	379,697	-	-	379,697
Value assigned to options vested		-	-	5,629,550	-	5,629,550
Loss for the period		-	-	-	(8,986,825)	(8,986,825)
Balance – June 30, 2013		102,256,532	$681,669,600	$50,158,634	$(55,731,586)	$676,096,648
Balance – December 31, 2013		105,051,050	$707,547,196	$53,820,248	$(63,328,447)	$698,038,997
Shares issued under flow-through agreement	4	3,425,327	26,306,513	-	-	26,306,513
Share issue costs	4	-	(1,995,793)	-	-	(1,995,793)
Deferred income tax on share issuance costs		-	469,637	-	-	469,637
Value assigned to options vested	4	-	-	3,729,600	-	3,729,600
Loss for the period		-	-	-	(5,683,140)	(5,683,140)
Balance – June 30, 2014		108,476,377	$732,327,553	$57,549,848	$(69,011,587)	$720,865,814

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars)

1.           NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010.  The address of the Company’s registered office is 1600 – 570 Granville St., Vancouver, BC, V6C 3P1.

The Company owns the Brucejack and Snowfield Projects (the “Projects”) located in Northwest British Columbia, Canada.  The Company is in the process of advancing the Brucejack Project, which has been determined to contain economically recoverable mineral reserves as communicated through our National Instrument 43-101 compliant “Feasibility Study and Technical report for the Brucejack Project” and exploring the Snowfield Project.  The Company’s continuing operations and the underlying value and recoverability of the amount shown for the mineral interests are entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the Projects, the ability to obtain the necessary permits to mine, and on future profitable production or proceeds from the disposition of the Projects.

2.           SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Accordingly, these Financial Statements do not include all of the information and footnotes required by IFRS for financial statements for year-end reporting purposes. These financial statements should be read in conjunction with the Company’s financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied by the Company in these financial statements are the same as those applied by the Company in its most recent annual consolidated financial statements for the year ended December 31, 2013.

b)	Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

b)	Critical accounting estimates and judgments (cont’d)

•	Impairment

The Company considers both external and internal sources of information in assessing whether there are any indicators that mineral interests are impaired.  External sources of information include changes in the market, and the economic and legal environment in which the Company operates.  Internal sources of information include the manner in which mineral interests are being used or are expected to be used.  Management has assessed impairment indicators on the Company’s mineral interests and has concluded that no impairment indicators existed as of June 30, 2014.

c)	Mineral recoveries

The incidental proceeds from the sale of gold recovered from activities conducted during the exploration and evaluation stage are offset against the carrying value of the associated mineral interests.

d)	New accounting standards and recent pronouncements

There are no IFRS or IFRIC interpretations that are effective January 1, 2014 that are expected to have a material impact on the Company.

3.           MINERAL INTERESTS

The Company’s mineral interests consist of gold/copper/silver exploration and evaluation projects located in northwest British Columbia.

	Six months ended June 30, 2014
	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of period	$143,109,910	$309,067,638	$452,177,548
Additions in the period	127,133	-	127,133
Balance, end of period	$143,237,043	$309,067,638	$452,304,681

Exploration
Balance, beginning of period	$243,190,077	$1,422,446	$244,612,523
Costs incurred in the period
Project	14,817,319	-	14,817,319
Feasibility	5,087,689	147,026	5,234,715
Road infrastructure	1,755,925	-	1,755,925
Salaries, benefits & other	2,633,926	-	2,633,926
Recoveries
BC METC	(1,155,000)	-	(1,155,000)
Gold sales	(10,919,690)	-	(10,919,690)
Balance, end of period	$255,410,246	$1,569,472	$256,979,718
Balance, June 30, 2014	$398,647,289	$310,637,110	$709,284,399

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars)

3.           MINERAL INTERESTS (Cont’d)

	Year ended December 31, 2013
	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of year	$142,949,319	$309,067,638	$452,016,957
Additions in the year	160,591	-	160,591
Balance, end of year	$143,109,910	$309,067,638	$452,177,548

Exploration
Balance, beginning of year	$143,602,828	$539,057	$144,141,885
Costs incurred in the year
Project	72,550,481	-	72,550,481
Feasibility	9,997,091	883,389	10,880,480
Road infrastructure	12,122,368	-	12,122,368
Salaries, benefits & other	12,720,617	-	12,720,617
Recoveries – BC METC	(7,803,308)	-	(7,803,308)
Balance, end of year	$243,190,077	$1,422,446	$244,612,523
Balance, December 31, 2013	$386,299,987	$310,490,084	$696,790,071

Snowfield and Brucejack Projects

In relation to the Brucejack Project, the Company has $1,231,000 of restricted cash which includes $889,000 in the form of Guaranteed Investment Certificates as security deposits with various government agencies in relation to close down and restoration provisions for the Projects.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

4.           CAPITAL AND RESERVES

Authorized Share Capital

In the first quarter of 2014, the Company closed a private placement of 568,182 Investment Tax Credit flow-through common shares at a price of $8.80 per flow-through share and 2,857,145 Canadian Exploration Expense flow-through common shares at a price of $8.05 per flow-through share for aggregate proceeds of $28 million.  The Company bifurcated the gross proceeds between share capital of $26,306,513 (before share issue costs of $1,816,330) and flow-through share premium of $1,693,507.

See also Note 7.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars)

4.           CAPITAL AND RESERVES (Cont’d)

Share Option Plan

The following table summarizes the changes in stock options for the six months ended June 30:
	2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, January 1	9,841,950	$8.63	8,541,950	$9.13
Granted	510,000	7.44	185,000	6.62
Forfeited/expired	-	-	(100,000)	9.70
Outstanding, June 30	10,351,950	$8.57	8,626,950	$9.07

The following table summarizes information about stock options outstanding and exercisable at June 30, 2014:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price
$5.85 – $7.99	6,185,000	2.49	5,081,250	$6.06
$8.00 - $9.99	528,750	2.52	483,750	9.46
$10.00 - $11.99	2,023,200	2.22	2,023,200	11.53
$12.00 - $13.99	1,395,000	3.42	1,395,000	13.69
$14.00 - $15.99	95,000	2.85	95,000	14.70
$16.00 - $17.99	125,000	2.58	125,000	16.48
Outstanding, June 30	10,351,950	2.57	9,203,200	$8.83

The total stock based compensation for the six month period ended June 30, 2014 is $3,729,600 of which $1,906,348 has been expensed in the statement of loss and $1,823,252 has been capitalized to mineral interests.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the six month periods ended June 30, 2014 and June 30, 2013 using the Black-Scholes option pricing model:

	Six months ended June 30
	2014	2013
Risk-free interest rate	1.63%	1.15%
Expected volatility	59.2%	66.49%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars)

5.	RELATED PARTIES

Transactions with directors and key management personnel

	Six months ended June 30
	2014	2013
Salaries and management fees	$787,061	$604,071
Share based compensation	2,794,312	2,752,856
Total management compensation	$3,581,373	$3,356,927

Subsidiaries

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Pretium Exploration Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack and Snowfield Projects
0890696 BC Ltd.	British Columbia, Canada	100%	Holds real estate in Stewart, BC

6.	CONTINGENCIES

a) Canadian Class Actions

On October 29, 2013, David Wong, a shareholder of the company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”).

A similar proposed class action was filed by Roksana Tahzibi, a shareholder of the Company, on November 1, 2013 (the “Tahzibi Action”).  The defendants in the Tahzibi Action are the Company, Mr. Quartermain, Joseph Ovsenek (an officer and director of the Company), Kenneth McNaughton (an officer of the Company), Ian Chang (an officer of the Company) and Snowden Mining Industry Consultants Ltd.

The Wong Action and Tahzibi Action (together, the “Ontario Actions”) were filed in the Ontario Superior Court of Justice.

The plaintiffs in the Ontario Actions seek certification of a class action on behalf of a class of persons, wherever they reside, who acquired the Company’s securities.  In the Wong Action, the class period is between November 22, 2012 and October 22, 2013.   In the Tahzibi Action, the class period is between July 23, 2013 and October 21, 2013.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars)

6.	CONTINGENCIES (Cont’d)

The plaintiffs in the Ontario Actions allege that certain of the Company’s disclosures contained material misrepresentations or omissions regarding Brucejack, including statements with respect to probable mineral reserves and future gold production at Brucejack.  The plaintiffs further allege that until October 22, 2013 the Company failed to disclose alleged reasons provided by Strathcona Mineral Services Ltd. for its resignation as an independent qualified person overseeing the bulk sample program.  According to the plaintiffs in the Ontario Actions, these misrepresentations and omissions are actionable under Ontario’s Securities Act, other provincial securities legislation and the common law.

The Wong Action claims $60 million in general damages.  The Tahzibi Action claims $250 million in general damages. The plaintiffs in the Ontario Actions have asked for the appointment of a case management judge.  There have been no further steps in the Ontario Actions.

The Company believes that the allegations made against it in Ontario Actions are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome of the Ontario Actions.

b) United States Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Project.  All five actions were filed in the United States District Court for the Southern District of New York.

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552.  The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased the Company’s common shares between June 11, 2013 and October 22, 2013.

In March 2014, plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014.  In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”).  The Company’s time to respond to the Second Amended Complaint has not yet run.

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars)

7.	SUBSEQUENT EVENT

On July 22, 2014, the Company announced that it had entered into an underwriting agreement to offer 8,280,000 common shares at a price of US$7.25 per common share for gross proceeds of US$49,524,750 for the Company and US$10,505,250 for Silver Standard Resources Inc. (“Silver Standard”).  The Company will offer 6,831,000 of the common shares in the offering and the remaining 1,449,000 of the common shares will be offered by Silver Standard pursuant to its existing registration rights that permit Silver Standard to participate in offerings of securities by the Company.  The offering will be made under a prospectus supplement dated July 22, 2014 to the Company’s short form base shelf prospectus dated July 16, 2014.  The Company and Silver Standard have also proportionately granted the underwriters an over-allotment option to purchase up to an additional aggregate of 1,242,000 common shares at the offering price exercisable for a period of 30 days following closing.